UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Eclipse Resources Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

27890G 100

(CUSIP Number)

Benjamin W. Hulburt

Manager, President and Chief Executive Officer

Eclipse Resources Holdings, LP

2121 Old Gatesburg Road, Suite 110

State College, Pennsylvania 16803

(866) 590-2568

D. Martin Phillips

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

Copies to:

Michael K. Pierce

Thompson & Knight LLP

333 Clay Street, Suite 3300

Houston, TX 77002

(713) 654-8111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ECLIPSE RESOURCES HOLDINGS, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 140,353,407(1)
	(9)	Sole Dispositive Power 140,353,407
	(10)	Shared Dispositive Power
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 140,353,407
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 53.9% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Pursuant to that certain Stockholders Agreement dated June 25, 2014 among the Issuer, Eclipse Resources Holdings, L.P. (“Eclipse Holdings”), EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”), EnCap Energy Capital Fund VIII Co-Investors, L.P., a Texas limited partnership (“EnCap Fund VIII Co-Invest”), EnCap Energy Capital Fund IX, L.P., a Texas limited partnership (“EnCap Fund IX” and, together with EnCap Fund VIII and EnCap Fund VIII Co-Invest, the “EnCap Funds”) and the other parties thereto (the “Stockholders Agreement”), each partner of Eclipse Holdings is entitled to instruct Eclipse Holdings to vote, in such partner’s sole discretion, the number of shares of common stock, par value $0.01 per share (“Common Stock”) of Eclipse Resources Corporation (the “Issuer”), held by Eclipse Holdings as of the applicable voting record date that such partner would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. Therefore, Eclipse Holdings may be deemed to share the power to vote or to direct the vote of 140,353,407 shares of Common Stock.
(2)	Based on 260,591,686 shares of Common Stock issued and outstanding as of July 5, 2016, as set forth in the Issuer’s prospectus supplement on Form 424B5, filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2016.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP ENERGY CAPITAL FUND VIII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 140,353,407(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 140,353,407 (2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 140,353,407
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 53.9% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)	These securities are directly held by Eclipse Holdings. Pursuant to the Stockholders Agreement, each EnCap Fund is entitled to instruct Eclipse Holdings to vote, in each of the EnCap Funds’ sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that each EnCap Fund would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. The Issuer and the limited partners of Eclipse Holdings have agreed to take all action necessary to elect Benjamin W. Hulburt, Christopher K. Hulburt and up to five persons designated by the EnCap Funds to the Board of Directors of the Issuer. Therefore, the EnCap Funds may be deemed to share the power to vote or to direct the vote of 140,353,407 shares of Common Stock held by Eclipse Holdings.
(2)	These securities are directly held by Eclipse Holdings. The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, the EnCap Funds may be deemed to share the right to direct the disposition of the Common Stock held by Eclipse Holdings. EnCap Fund VIII disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that EnCap Fund VIII is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other purpose.
(3)	Based on 260,591,686 shares of Common Stock issued and outstanding as of July 5, 2016, as set forth in the Issuer’s prospectus supplement on Form 424B5, filed with the SEC on June 29, 2016.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP ENERGY CAPITAL FUND VIII CO-INVESTORS, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 7,260,330
	(8)	Shared Voting Power 140,353,407(1)
	(9)	Sole Dispositive Power 7,260,330
	(10)	Shared Dispositive Power 140,353,407 (2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 147,613,737
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 56.6% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)	These securities are directly held by Eclipse Holdings. Pursuant to the Stockholders Agreement, each EnCap Fund is entitled to instruct Eclipse Holdings to vote, in each of the EnCap Funds’ sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that each EnCap Fund would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. The Issuer and the limited partners of Eclipse Holdings have agreed to take all action necessary to elect Benjamin W. Hulburt, Christopher K. Hulburt and up to five persons designated by the EnCap Funds to the Board of Directors of the Issuer. Therefore, the EnCap Funds may be deemed to share the power to vote or to direct the vote of 140,353,407 shares of Common Stock held by Eclipse Holdings.
(2)	These securities are directly held by Eclipse Holdings. The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, the EnCap Funds may be deemed to share the right to direct the disposition of the Common Stock held by Eclipse Holdings. EnCap Fund VIII Co-Invest disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that EnCap Fund VIII Co-Invest is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(3)	Based on 260,591,686 shares of Common Stock issued and outstanding as of July 5, 2016, as set forth in the Issuer’s prospectus supplement on Form 424B5, filed with the SEC on June 29, 2016.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP ENERGY CAPITAL FUND IX, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 26,831,263
	(8)	Shared Voting Power 140,353,407(1)
	(9)	Sole Dispositive Power 26,831,263
	(10)	Shared Dispositive Power 140,353,407(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 167,184,670
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 64.2% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)	These securities are directly held by Eclipse Holdings. Pursuant to the Stockholders Agreement, each EnCap Fund is entitled to instruct Eclipse Holdings to vote, in each of the EnCap Funds’ sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that each EnCap Fund would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. The Issuer and the limited partners of Eclipse Holdings have agreed to take all action necessary to elect Benjamin W. Hulburt, Christopher K. Hulburt and up to five persons designated by the EnCap Funds to the Board of Directors of the Issuer. Therefore, the EnCap Funds may be deemed to share the power to vote or to direct the vote of 140,353,407 shares of Common Stock held by Eclipse Holdings.
(2)	These securities are directly held by Eclipse Holdings. The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, the EnCap Funds may be deemed to share the right to direct the disposition of the Common Stock held by Eclipse Holdings. EnCap Fund IX disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that EnCap Fund IX is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(3)	Based on 260,591,686 shares of Common Stock issued and outstanding as of July 5, 2016, as set forth in the Issuer’s prospectus supplement on Form 424B5, filed with the SEC on June 29, 2016.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP PARTNERS, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 174,445,000(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 174,445,000 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 174,445,000 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 66.9% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Eclipse Holdings directly holds 140,353,407 shares of this Common Stock, and EnCap Fund VIII Co-Invest and EnCap Fund IX collectively directly hold 34,091,593 shares of this Common Stock. EnCap Partners, LLC (“EnCap Partners”) is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), the general partner of EnCap Investments L.P. (“EnCap Investments”), the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”) and EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”). EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX. The EnCap Funds collectively own 100% of the Class A Units of Eclipse Holdings. In addition, EnCap Fund VIII is the sole member of Eclipse Holdings GP, LLC (“Eclipse Holdings GP”), the general partner of Eclipse Holdings. Pursuant to the Stockholders Agreement, each EnCap Fund is entitled to instruct Eclipse Holdings to vote, in such EnCap Fund’s sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that such EnCap Fund would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. Further, The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, EnCap Partners may be deemed to share the right to direct the disposition of the Common Stock held by Eclipse Holdings and the EnCap Funds. EnCap Partners disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(2)	Based on 260,591,686 shares of Common Stock issued and outstanding as of July 5, 2016, as set forth in the Issuer’s prospectus supplement on Form 424B5, filed with the SEC on June 29, 2016.

This Amendment No. 3 (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the SEC by Eclipse Holdings, EnCap Fund VIII, EnCap Fund VIII Co-Invest, EnCap Fund IX, David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich on July 7, 2014, as amended by that certain Amendment No. 1 filed on January 13, 2015 and that certain Amendment No. 2 filed on February 2, 2015. This Amendment is being filed to reflect a decrease in the beneficial ownership of Eclipse Holdings, EnCap Fund VIII, EnCap Fund VIII Co-Invest, EnCap Fund IX and EnCap Partners (collectively, the “Reporting Persons”) as a result of an increase in the number of issued and outstanding shares of common stock of the Issuer since that certain Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Commission on February 2, 2015 due to an offering of 37,500,000 shares of Common Stock by the Issuer. This Amendment amends the information disclosed in the Original Schedule 13D as set forth herein. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover page to this Schedule 13D relating to such Reporting Person and is incorporated by reference herein.

(b) Pursuant to that certain Stockholders Agreement dated June 25, 2014 among the Issuer, Eclipse Holdings, EnCap Fund VIII, EnCap Fund VIII Co-Invest, EnCap Fund IX and the other parties thereto (the “Stockholders Agreement”), each partner of Eclipse Holdings, including, without limitation, EnCap Fund VIII, EnCap Fund VIII Co-Invest, and EnCap Fund IX, is entitled to instruct Eclipse Holdings to vote, in the sole discretion of such partner, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that such partner would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. The Issuer and the limited partners of Eclipse Holdings have agreed to take all action necessary to elect Benjamin W. Hulburt, Christopher K. Hulburt and up to five persons designated by the EnCap Funds to the Board of Directors of the Issuer. Therefore, the EnCap Funds may be deemed to share the power to vote or to direct the vote of 140,353,407 shares of Common Stock held by Eclipse Holdings. Eclipse Holdings shares the power to vote or direct the vote of 140,353,407 shares of Common Stock.

EnCap Partners is the managing member of EnCap Holdings, which is the sole member of EnCap Investments GP, the general partner of EnCap Investments. EnCap Investments is the general partner of EnCap Equity Fund VIII GP and EnCap Equity Fund IX GP. EnCap Fund VIII GP is the general partner of EnCap Fund VIII, the sole member of Eclipse Holdings GP, the general partner of Eclipse Holdings. EnCap Fund IX GP is the general partner of EnCap Fund IX. Therefore, EnCap Partners share the power to vote or to direct the vote and to dispose or to direct the disposition of Common Stock held by the EnCap Funds. The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, the EnCap Funds may be deemed to share the power to vote or to direct the vote of 140,353,407 shares of Common Stock held by Eclipse Holdings.

The Reporting Persons share the power to dispose or to direct the disposition of 140,353,407 shares of Common Stock held by Eclipse Holdings.

(c) Other than as described in Item 3 or Item 4, no Reporting Person has effected any transactions in the shares of Common Stock during the 60 days preceding the date hereof.

(d) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e) Inapplicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.1	Joint Filing Agreement dated July 15, 2016.

Exhibit 1.2	Underwriting Agreement dated June 19, 2014 (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 24, 2014, and incorporated by reference herein).

Exhibit 2.1	Master Reorganization Agreement dated June 6, 2014 (filed as Exhibit 10.9 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1, and incorporated by reference herein).

Exhibit 2.2	Stockholders’ Agreement dated June 25, 2014 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 30, 2014, and incorporated by reference herein).

Exhibit 2.3	Agreement of Limited Partnership of Eclipse Resources Holdings, L.P. dated June 6, 2014 (filed as Exhibit 10.13 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on June 9, 2014, and incorporated by reference herein).

Exhibit 2.4	Registration Rights Agreement dated June 25, 2014 (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 30, 2014, and incorporated by reference herein).

Exhibit 2.5	Securities Purchase Agreement dated December 27, 2014 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014, and incorporated by reference herein).

Exhibit 2.6	First Amendment to Agreement of Limited Partnership of Eclipse Resources Holdings, L.P. dated December 27, 2014 (filed as Exhibit 2.6 to Amendment No. 2 to the Original Schedule 13D and incorporated by reference herein).

Exhibit 2.7	Amended and Restated Registration Rights Agreement dated January 28, 2015 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2015, and incorporated by reference herein).

Exhibit 2.8	Contribution Agreement dated January 28, 2015 (filed as Exhibit 2.8 to Amendment No. 2 to the Original Schedule 13D and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 15, 2016

Eclipse Resources Holdings, L.P.

By:	/s/ Christopher K. Hulburt
Name:	Christopher K. Hulburt
Title:	Executive Vice President, Secretary and General Counsel

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C,
its general partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Sr. Managing Director

EnCap Energy Capital Fund VIII Co-Investors, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C,
its general partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Sr. Managing Director

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C,
its general partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Sr. Managing Director

EnCap Partners, LLC

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Managing Partner